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Exhibit 99.3

         C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S

Vivendi Universal Entertainment LLLP

(A Limited Liability Limited Partnership)

Years ended December 31, 2003 and 2002 with Report of Independent Auditors

Vivendi Universal Entertainment LLLP
Consolidated Financial Statements
Years ended December 31, 2003 and 2002

Table of Contents

Report of Independent Auditors

Vivendi Universal Entertainment LLLP

        We have audited the accompanying consolidated balance sheets of Vivendi Universal Entertainment LLLP (the Partnership—an indirect majority-owned subsidiary of Vivendi Universal S.A.) as of December 31, 2003 and 2002, and the related consolidated statements of operations, preferred interests, partners' capital and comprehensive loss, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vivendi Universal Entertainment LLLP as of December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 2 to the consolidated financial statements, the Partnership changed its method of accounting for certain financial instruments with characteristics of both liabilities and equity effective July 1, 2003.

February 27, 2004

Vivendi Universal Entertainment LLLP

Consolidated Balance Sheets

(In thousands, except share data)

	December 31,
	2003	2002
Assets
Current assets:
Cash and cash equivalents	$141,078	$68,971
Receivables, less allowances	1,380,631	1,188,859
Inventories, net	72,366	161,897
Program costs, net of amortization	224,652	248,206
Prepaid expenses and other current assets	98,803	112,151
Receivables from affiliates, net	796,826	—

Total current assets	2,714,356	1,780,084
Film, television and program costs, net of amortization	2,577,974	2,665,484
Investments in unconsolidated companies	814,343	982,672
Property, plant and equipment, net	1,238,602	1,502,595
Goodwill, net	6,622,015	6,620,015
Intangible assets, net	2,201,877	2,299,454
Other assets	885,115	764,345

Total assets	$17,054,282	$16,614,649

Liabilities and Partners' Capital
Current liabilities:
Current portion of borrowings	$4,600	$1,620,000
Accounts payable and accrued liabilities	1,386,310	1,154,341
Accrued participations and residuals	600,630	637,142
Program obligations	154,981	211,410
Payables to affiliates, net	—	220,839
Income taxes payable	69,443	56,421

Total current liabilities	2,215,964	3,900,153
Borrowings, net of current portion	2,284,141	—
Accrued participations and residuals	709,364	645,439
Program obligations	192,157	269,221
Other long-term obligations	427,382	458,814

Total liabilities	5,829,008	5,273,627
Redeemable preferred stock—CAN$1 par value; Authorized, issued and outstanding—52,500 shares	38,171	35,214
Redeemable preferred interests:
Class A, $750,000 face value	—	502,241
Class B, $1,750,000 face value	1,667,046	1,635,391
Commitments and contingencies
Partners' capital	9,520,057	9,168,176

Total liabilities and partners' capital	$17,054,282	$16,614,649

See accompanying notes.

Vivendi Universal Entertainment LLLP

Consolidated Statements of Operations

(In thousands)

	Year ended December 31,
	2003	2002
Revenues:
Motion pictures	$4,102,687	$3,536,229
Television	857,711	694,026
Cable television networks	1,202,789	717,311
Parks and resorts	344,785	360,844
Corporate and other	3,949	6,382

Total revenues	6,511,921	5,314,792
Cost of revenues	4,379,080	3,631,476
Selling, general and administrative expenses	953,537	857,623
Depreciation and amortization	222,233	216,848
Impairment of goodwill and other intangibles	83,600	4,323,200
Impairment of advances to and equity in unconsolidated companies	126,604	77,943
Equity in loss of unconsolidated companies	28,802	58,934

Operating income (loss)	718,065	(3,851,232)
Investment income, third party	56,827	18,855
Interest expense, third party	(147,582)	(42,744)
Interest income (expense), related party	29,026	(6,084)
Gain on sale of assets	26,777	—
Other income	17,349	—

Income (loss) before income tax provision, discontinued operations and cumulative effect of change in accounting principle	700,462	(3,881,205)
Income tax provision	153,000	86,481

Income (loss) before discontinued operations and cumulative effect of change in accounting principle	547,462	(3,967,686)
Loss from discontinued operations (including a gain on disposal of $18,344 in 2003)	(10,848)	(98,205)

Income (loss) before cumulative effect of change in accounting principle	536,614	(4,065,891)
Cumulative effect of change in accounting principle	(70,041)	(7,121,300)

Net income (loss)	$466,573	$(11,187,191)

See accompanying notes.

Vivendi Universal Entertainment LLLP
Consolidated Statements of Preferred Interests, Partners' Capital and Comprehensive Income (Loss)
(In thousands)

	Partners' Common Interest
	Canadian Preferred Stock	Preferred Class A	Preferred Class B	Universal and Affiliates	IACI	Diller and Assignees	Deferred Compensation	Total	Comprehensive Income (Loss)
Balance as of January 1, 2002	$—	$—	$—	$13,916,353	$—	$—	$(27,337)	$13,889,016
Transfers from affiliates, net	—	—	—	8,548	—	—	—	8,548
Settlement of note receivable from Universal related to preferred stock redemption	—	—	—	200,000	—	—	—	200,000
Contribution from parent and issuance of partners' capital	—	468,400	1,615,000	5,318,300	748,300	280,000	—	6,346,600
Issuance of Canadian preferred stock	35,214	—	—	—	—	—	—	—
Deferred compensation	—	—	—	—	—	—	(12,459)	(12,459)
Net loss	—	—	—	(10,890,257)	(232,755)	(64,179)	—	(11,187,191)	$(11,187,191)
Unrealized gain on derivative instruments	—	—	—	4,896	(468)	(129)	—	4,299	4,299
Amortization of deferred compensation	—	—	—	—	—	—	17,027	17,027
Foreign currency translation adjustment	—	—	—	(2,937)	786	217	—	(1,934)	(1,934)
Paid-in-kind dividends	—	24,660	15,990	(37,828)	(2,212)	(610)	—	(40,650)
Discount accretion	—	9,181	4,401	(12,640)	(738)	(204)	—	(13,582)
Cash dividends, including accrued amount of $415, on Class B	—	—	—	(38,618)	(2,258)	(622)	—	(41,498)

Comprehensive loss									$(11,184,826)

Balance as of December 31, 2002	35,214	502,241	1,635,391	8,465,817	510,655	214,473	(22,769)	9,168,176
Net income	—	—	—	434,193	25,381	6,999	—	466,573	$466,573
Distributions to Partners	—	—	—	(36,762)	(1,958)	(590)	—	(39,310)
Unrealized gain on derivative instruments	—	—	—	3,849	225	62	—	4,136	4,136
Unrealized gain on available for sale securities	—	—	—	13,324	779	215	—	14,318	14,318
Amortization of deferred compensation	—	—	—	—	—	—	9,649	9,649
Foreign currency translation adjustment	—	—	—	17,360	1,014	280	—	18,654	18,654
Cash dividends on Class B	—	—	—	(59,471)	(3,476)	(959)	—	(63,906)
Paid-in-kind dividends	—	19,480	24,850	(41,253)	(2,412)	(665)	—	(44,330)
Discount accretion	—	7,098	6,805	(12,938)	(756)	(209)	—	(13,903)
Accrued dividends	2,957	—	—	—	—	—	—	—
Adoption of SFAS No. 150	—	(528,819)	—	—	—	—	—	—

Comprehensive income									$503,681

Balance as of December 31, 2003	$38,171	$—	$1,667,046	$8,784,119	$529,452	$219,606	$(13,120)	$9,520,057

See accompanying notes.

Vivendi Universal Entertainment LLLP

Consolidated Statements of Cash Flows

(In thousands)

	Year ended December 31,
	2003	2002
Operating activities
Net income (loss)	$466,573	$(11,187,191)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Cumulative effect of change in accounting principle	70,041	7,121,300
Loss from discontinued operations	10,848	98,205
Depreciation and amortization	222,233	216,848
Amortization of film, television and program costs	1,764,749	1,284,741
Amortization of deferred compensation and other	17,948	23,726
Amortization of deferred financing costs	41,029	6,690
Impairment of goodwill and other intangibles	83,600	4,323,200
Impairment of advances to and equity in unconsolidated companies	126,604	77,943
Gain on sale of assets	(26,777)	—
Equity in loss of unconsolidated companies	28,802	58,934
Paid-in-kind interest	22,407	—
Other	9,696	15,000
Changes in operating assets and liabilities:
Receivables	(199,330)	397,505
Inventories	12,526	(39,626)
Film, television and program costs	(1,698,804)	(1,533,413)
Accounts payable and accrued liabilities	174,176	(243,340)
Accrued participations and residuals	27,272	(182,581)
Other balance sheet changes	(59,399)	(9,233)

Cash provided by continuing operations	1,094,194	428,708
Cash used in discontinued operations	(25,497)	(16,301)

Net cash provided by operating activities	1,068,697	412,407

Investing activities
Cash used to acquire IACI's entertainment assets	—	(1,620,000)
Capital expenditures	(133,149)	(131,228)
Proceeds from sale of assets and securities	278,032	416
Investments in and advances to unconsolidated companies, net	(11,815)	(300,268)
Cash received from unconsolidated companies	45,269	7,868
Proceeds from the sale of discontinued operations	46,299	—
Other	(37,500)	(100,000)

Net cash provided by (used in) investing activities	187,136	(2,143,212)

Financing activities
Repayment of preferred stock	—	(201,600)
Third party borrowings	1,670,000	1,620,000
Repayment of third party borrowings	(1,620,000)	—
Restricted cash, net	(52,300)	(16,012)
Financing costs related to third party borrowings	(50,626)	(36,320)
Dividends paid	(103,215)	(41,083)
(Receivables) payables from affiliated companies, net	(1,027,585)	429,721

Net cash (used in) provided by financing activities	(1,183,726)	1,754,706

Increase in cash and cash equivalents	72,107	23,901
Cash and cash equivalents, beginning of year	68,971	45,070

Cash and cash equivalents, end of year	$141,078	$68,971

Supplemental disclosure of cash flow information
Interest paid	$117,287	$66,163

Income taxes paid	$149,855	$78,297

Non-cash financing activities
Acquisition of IACI's entertainment assets (Note 1)	—	$10,050,000

See accompanying notes.

Vivendi Universal Entertainment LLLP

Notes to Consolidated Financial Statements

(Tabular data in millions, except share and per share data)

1.    NBC Transaction, Description of Business, Business Combination and Basis of Presentation and Liquidity

NBC Transaction

        On October 8, 2003, the Business Combination Agreement ("BCA") between General Electric Company ("GE"), National Broadcasting Company Holding, Inc., National Broadcasting Company, Inc. ("NBC"), Vivendi Universal S.A. ("VU") and Universal Studios Holding III Corporation was executed. The BCA provides for the merger of NBC and Vivendi Universal Entertainment LLLP, a Limited Liability Limited Partnership ("VUE or the Partnership") to form a new company called NBC Universal. NBC Universal will be 80.0 percent owned by GE/NBC and 20.0 percent owned by VU and/or its subsidiaries. The parties to the BCA are waiting for the results of certain regulatory reviews and approvals.

Description of Business

        The Partnership is engaged in the following businesses:

  •
  The production and worldwide distribution of motion pictures in the theatrical, home video and digital video disk ("DVD"), television and other markets.

  •
  The production and worldwide distribution of television programming.

  •
  The ownership and operation of cable television networks.

  •
  The worldwide licensing of merchandise.

  •
  The ownership and operation of theme parks and entertainment complexes.

Motion Picture and Television Production and Distribution

        The Partnership is a major film producer and worldwide distributor of feature films and television programming. Feature films are initially distributed theatrically to exhibitors and thereafter, through other "windows" of distribution, including home video and DVD, pay television, video-on-demand, pay-per-view and free television. Additionally, the Partnership produces animated and live action family programming, reality programming, talk shows and comedy programming for certain markets, including networks, basic cable and home video.

        Key geographic markets for motion picture distribution include the United States, Canada, the European Union, Asia Pacific and Latin America.

        The Partnership directly distributes theatrically its motion pictures in the United States and Canada. Motion pictures are distributed to the rest of the world through United International Pictures, a joint venture owned equally by Universal Studios International B.V. and Viacom International (Netherlands) B.V.

        The Partnership directly distributes its library of television product throughout the world.

        The distribution of the Partnership's product on videocassettes and DVDs is managed by affiliates of the Partnership throughout the world.

        The Partnership also distributes motion pictures and home video product owned by other entities for a fee in accordance with the applicable distribution arrangements.

Cable Television Networks

        The Partnership operates four domestic advertiser-supported 24-hour cable television networks: USA Network, Sci Fi Channel, Trio and NewsWorld International. USA Network is a general entertainment cable network featuring original series and feature movies, sporting events, off-network television shows and theatrical films. Sci Fi Channel features original series and events, movies and classic science fiction and fantasy programming. Trio is an entertainment cable television channel reflecting pop-culture television, music, fashion, film and stage in its programming. NewsWorld International is an international news channel that presents hourly newscasts and other long-form contemporary magazine shows.

Theme Parks and Entertainment Centers

        The Partnership is a leader in themed entertainment through its theme park Universal Studios Hollywood in Universal City, California and its investments in Universal Studios Florida, Islands of Adventure and Wet "n Wild in Orlando, Florida; Universal Studios Japan in Osaka, Japan; Universal Studios Mediterranea near Barcelona, Spain; and Universal Studios Shanghai (currently under construction) in Shanghai, China. The Partnership also operates themed CityWalk retail and entertainment destinations adjacent to its theme parks in Universal City and Orlando. Additionally, the Partnership has investments in three on-site hotels in Orlando and two on-site hotels at Universal Studios Mediterranea.

Business Combination and Basis of Presentation

        On December 16, 2001, VU, Universal Studios, Inc. ("Universal", a majority owned subsidiary of VU), Liberty Media ("Liberty"), InterActive Corporation ("IACI") and Mr. Barry Diller ("Mr. Diller") entered into agreements whereby VU and its affiliates acquired control of IACI's entertainment assets, consisting of its programming, television distribution, cable networks and film businesses. On May 7, 2002, the transaction closed and IACI's entertainment assets were combined with Universal's existing filmed entertainment and parks and resorts businesses in a new entity called VUE. Universal received 93.1 percent of the common interest in VUE, while IACI received a 5.4 percent common interest and Mr. Diller received a 1.5 percent common interest.

        As part of the transaction, IACI and its subsidiaries also received:

  •
  $1,620.0 million in cash, debt-financed by the Partnership,

  •
  $750.0 million initial face value Class A preferred interests in VUE, with a 5.0 percent annual paid-in-kind dividend and a 20-year term, to be settled in cash at its then face value at maturity, and

  •
  $1,750.0 million initial face value Class B preferred interests in VUE, with a 1.4 percent annual paid-in-kind dividend, a 3.6 percent annual cash dividend, callable and puttable after 20 years by VU at its then face value for a maximum of approximately 43.2 million shares of IACI common stock and 13.4 million shares of IACI Class B common stock. VU may substitute cash in lieu of shares of IACI common stock (but not IACI class B common stock), at its election.

        IACI's common interest in VUE is callable by VU after five years and puttable by IACI after eight years, in each case at its then fair market value, and may be settled in either VU stock or cash, at VU's election. Mr. Diller's common interest is puttable by Mr. Diller after one year and callable by VU after two years, in each case at the greater of $275.0 million or fair value, and may be settled in either VU stock or cash, at VU's election.

        In conjunction with the transaction VU issued 37,386,436 VU ordinary shares to Liberty in exchange for:

  •
  38,694,982 shares of USANi LLC shares

  •
  25,000,000 IACI common shares

  •
  4,921,250 shares in multiThematiques S.A., a related French entity

        As part of the transaction, Universal's USANi LLC interests (including those VU acquired from Liberty), which were previously exchangeable into IACI stock, were cancelled.

        In addition, at the closing, IACI issued to an affiliate of VU warrants to acquire shares of IACI common stock with the following exercise prices:

  •
  24,187,094 warrants at $27.50 per share;

  •
  24,187,094 warrants at $32.50 per share; and,

  •
  12,093,547 warrants at $37.50 per share.

        These warrants were exercised by VU in 2003.

        Mr. Diller, IACI's chairman and chief executive officer, received his common interest in VUE in return for his agreeing to specified non-compete provisions and agreeing to serve as chairman and chief executive officer of the Partnership. Mr. Diller resigned as chairman and chief executive officer of the Partnership during March 2003. As part of the transaction, IACI and Mr. Diller have agreed that they will not compete with VU's television and filmed entertainment businesses (including the Partnership) for a minimum of 18 months, which term has expired. A total of $15.0 million was allocated to the non-compete agreement, which has been fully amortized as of December 31, 2003.

        Prior to the acquisition, VU effectively owned approximately 47.0 percent of IACI's entertainment assets. The net assets underlying VU's prior 47.0 percent ownership interest have been reflected in the accounts of the Partnership at historical cost. The acquisition of the remaining 53.0 percent interest in IACI's entertainment assets have been accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standard ("SFAS") No. 141, Business Combinations. The purchase price of approximately $10,050.0 million was allocated to the acquired net assets based on their respective fair values and reflected in the accounts of the Partnership. The excess of the purchase price over the fair values of the identifiable net assets acquired was recorded as goodwill.

        The fair value of the consideration exchanged in the acquisition was determined by management with the assistance of an independent appraiser and is summarized as follows:

Debt	$1,620.0
Common interests	1,028.3
Preferred interest—Class A	468.4
Preferred interest—Class B	1,615.0
Put/call on Class B preferred interest by VU	(355.0)
Cancellation of VU's interests in USANi, at carryover basis for shares previously owned by VU	6,613.0
IACI warrants received by VU and other	(1,013.7)
Employee stock options exchanged	45.4
Acquisition costs	28.6

Total purchase price	$10,050.0

        The following represents the allocation of the purchase price:

Film costs	$813.3
Accounts receivable	313.5
Property, plant and equipment	35.6
Identifiable intangible assets	1,094.6
Accounts payable and accrued expenses	(262.3)
Obligations for program rights and film costs	(407.9)
Other, net	(89.1)
Goodwill	8,552.3

$10,050.0

        In connection with the acquisition, the Partnership recognized liabilities for severance costs of $5.5 million and relocation costs of $4.0 million. These costs were incurred to eliminate duplication of certain functions and facilities acquired from IACI.

        The results of the IACI entertainment assets acquired are included in the Partnership's results of operations for the period subsequent to May 7, 2002.

        The following unaudited pro forma financial information presents the consolidated results of operations of the Partnership as if the acquisition had occurred as of January 1, 2002, after giving effect to certain adjustments including amortization of limited lived intangible assets and interest expense on bank borrowings.

2002
Pro forma revenues	$5,862.7
Pro forma loss before cumulative effect of change in accounting principle	(3,971.5)
Pro forma net loss	(11,092.8)

        The following is a reconciliation of reported net loss to pro forma net loss in the preceding table:

2002
Reported net loss	$(11,187.2)
Pro forma effect as if the business combination had been recorded as of January 1, 2002	94.4

Pro forma net loss	$(11,092.8)

        The pro forma information presented in the above tables is not necessarily indicative of the consolidated results of operations that would have occurred if the business combination had occurred as of January 1, 2002, nor are they indicative of future results.

Liquidity

        The Partnership's treasury and cash management activities are managed centrally by VU, which carries out market transactions on behalf of its affiliates. VU employs the practice of daily cash pooling to concentrate cash in all currencies across all of its affiliates. As a result, substantially all of the Partnership's cash accounts are zero-balanced daily by either advancing excess cash to VU or drawing cash needs from VU. The Partnership, therefore, is dependent on VU's liquidity to provide the capital needed to fund operations and service its indebtedness. It is VU's intent to provide the necessary funding for the Partnership to operate in the normal course of business for the foreseeable future.

2.    Significant Accounting Policies

Principles of Consolidation and Accounting for Investments

        The consolidated financial statements include the accounts of the Partnership and those investments in entities which it has a direct or indirect controlling voting interest ("subsidiaries") generally defined as owning more than 50.0 percent voting control of the subsidiary. The accounts of foreign affiliates are consolidated as of November 30, due to the time needed to gather the information. All material intercompany accounts, transactions and profits between the consolidated companies have been eliminated. Significant accounts and transactions between the Partnership and VU and its affiliates are reflected in the consolidated financial statements and disclosed as related party transactions (Note 4).

Use of Estimates

        The preparation of the consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. For example, estimates are used in management's forecast of anticipated revenues in the filmed entertainment business and in determining allowances for uncollectible trade receivables. Actual results could differ from those estimates.

Revenue Recognition

        Generally, theatrical films are first distributed in the worldwide theatrical and home video markets. Subsequently, theatrical films are made available for worldwide pay television, network exhibition, television syndication and basic cable television. Television films and series are licensed for network exhibition, domestic and foreign syndication, cable and pay television and home video. Theatrical revenues are recognized as the films are exhibited. Revenues from television licensing agreements are recognized when the films or series are available for telecast and all other conditions of the sale have been met. Television barter syndication revenues (sales of advertising time in lieu of cash fees for the licensing of program broadcast rights to a broadcast station) are recognized upon both the commencement of the license period of the program and the sale of advertising time pursuant to non-cancelable agreements, provided that the program is available for its first broadcast. Home video product revenues, less a provision for estimated returns and allowances, are recognized upon the shipment and availability of product for retail sale.

        Cable advertising revenue is recognized in the period in which the advertising commercials are aired on cable networks. Certain contracts with advertisers contain minimum commitments with respect to advertising viewership. In the event that such minimum commitments are not met, the contracts require additional subsequent airings of the advertisement. As a result, provisions are recorded against advertising revenues for viewer shortfalls ("makegoods") until such subsequent airings are conducted. Affiliate fees are recognized in the period during which the programming is provided.

        Revenues at theme parks are recognized at the time of visitor attendance, except for multi-day or annual passes, which the Partnership recognizes over the period benefited. Revenues for retail operations are recognized at the point-of-sale.

        The Partnership has equity investments in certain companies that operate theme parks for which it provides operational management services. The Partnership is entitled to a management fee for these services based on the theme parks' revenues, as defined by the underlying agreements. The Partnership includes management fees in theme parks and entertainment centers revenues and eliminates the intercompany portion against its current period equity income or loss recognized for unconsolidated companies (Note 4).

        The Partnership has distribution agreements for the distribution of film product in the foreign theatrical market and the worldwide home video market. The Partnership recognizes distribution fees for film distribution in the theatrical market as films are exhibited and for home video sales upon the shipment and availability of product for retail sale. During 2003 and 2002, distribution fees earned on the distribution of third-party content, which excludes acquisition of films, are recorded as motion picture revenues in the accompanying consolidated statements of operations at $53.1 million and $42.2 million, respectively.

Equity Method Investments

        The Partnership uses the equity method of accounting for investments in certain companies in which the Partnership's ownership is 20.0 percent or greater but less than 50.0 percent. Investments in companies in which the Partnership owns less than 20.0 percent and does not have significant influence are accounted for at cost.

        Under the equity method, the Partnership's investments in and amounts due to and from the equity investee are included in the consolidated balance sheets. The Partnership's share of the investee's earnings are included in the consolidated statements of operations as equity in loss of unconsolidated companies; and the dividends, cash distributions, loans or other cash received from the investee, additional cash investments, loan repayments or other cash paid to the investee, are included in the consolidated statements of cash flows. Additionally, when circumstances warrant, the carrying value of investments accounted for using the equity method of accounting are adjusted downward to reflect any other-than-temporary declines in value (Note 7).

Cash and Cash Equivalents

        Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less.

Financial Instruments

        The carrying value of the Partnership's cash and cash equivalents, current receivables, accounts payable, accrued expenses, current program obligations and foreign income taxes payable approximates fair value due to their short-term nature. Long-term receivables and long-term program obligations are discounted and their carrying values approximate fair values. The carrying value of the Partnership's available-for-sale securities is based on market quotes. The carrying value of the Partnership's borrowings, excluding preferred stock, approximates fair value due to the notes' variable interest rate features. The carrying value of the preferred stock, included in borrowings, approximates fair value due to the fair value adjustment recorded in conjunction with the adoption of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. Generally, fair values are based on estimates using present value techniques.

Foreign Currency Translation

        The financial position and results of operations of substantially all foreign operations are consolidated using the local currency as the functional currency. Local currency assets and liabilities are translated at the rates of exchange on the balance sheet date, and local currency revenues and expenses are translated at the average rates of exchange during the period. Resulting translation gains or losses are included in other comprehensive income (loss), as a component of partners' capital. For transactions denominated in a currency other than the Partnership's functional currency, such as foreign currency receivables or payables, translation gains or losses are taken into income currently. During 2003 and 2002, exchange losses recognized in operations were $9.1 million and $1.6 million, respectively.

Receivables

        Receivables are recorded net of a provision for doubtful accounts, as well as estimated allowances for merchandise returns. As of December 31, 2003 and 2002, the allowance for returns and doubtful accounts was $579.4 million and $458.8 million, respectively.

        The Partnership has significant receivables from customers in a number of different industries and geographic areas including motion picture exhibitors, television broadcasters, multiple station operators and video distributors and retailers. As of December 31, 2003, one customer accounted for approximately 12.0 percent of receivables. No customer represented greater than 10.0 percent of revenues in 2003 and 2002. No customer represented greater than 10.0 percent of receivables in 2002.

Inventories

        The cost of purchased retail inventories is determined using the average cost method. The cost of purchased home video inventories is determined by the first-in, first-out (FIFO) method. Inventories are stated at the lower of cost or market.

Film and Television Costs

        Inventories of theatrical and television product ("film costs"), which are produced or acquired for sale to third parties, are stated at the lower of cost, less accumulated amortization, or fair value. Film costs principally consist of direct production costs, production overhead and capitalized interest. A portion of VU's cost to acquire Seagram Company Ltd. ("Seagram") in December 2000 was allocated to film costs, including an allocation to previously released films whose initial release dates were at least three years prior to the VU acquisition ("library product"). Library product, net as of December 31, 2003 and 2002 was $680.9 million and $721.2 million, respectively. Acquired library product is amortized on a straight-line basis over 20 years. As of December 31, 2003, the remaining amortization period for library product is approximately 17 years.

        Film costs are amortized and related participation and residual costs are expensed based on the ratio of the current period's gross revenues to estimated total gross revenues from all sources on an individual film forecast basis. Estimated losses, if any, are provided for in full in the current period earnings on an individual film forecast basis when such losses are estimated.

        Management estimates ultimate revenues and costs for feature films and television programs based on anticipated release patterns, the level of market acceptance and historical results of similar products. These estimates are reviewed periodically and amortization is adjusted, as necessary. Such adjustments could have a material effect on unamortized film, television and programming costs in future periods.

Cable Program Rights and Obligations

        License agreements for program material are accounted for as a purchase of program rights. The asset related to the program rights acquired and the liability for the obligation incurred are recorded at their present value when the license period begins and the program is available for its initial broadcast. The asset is amortized primarily based on the estimated number of airings. Amortization is computed generally on the straight-line basis as programs air, however, when management estimates that the first airing of a program has more value than subsequent airings, an accelerated method of amortization is used. Other costs related to programming, which include program assembly, commercial integration and other costs, are expensed as incurred. Management periodically reviews the carrying value of program rights and records write-offs, as warranted, based on changes in programming usage.

        Program rights, net of amortization, classified as current assets include the portion of unamortized costs of program rights allocated to network, first run syndication and initial international distribution markets.

Property, Plant and Equipment

        Property, plant and equipment are stated at cost. Depreciation and amortization are determined using the straight-line method over the estimated useful lives of the assets, generally 10 to 40 years for buildings and 3 to 10 years for furniture, fixtures and equipment. Leasehold improvements are amortized over the shorter of the economic useful life of the improvement or the lease period. Depreciation and amortization expense was $168.0 million and $170.0 million in 2003 and 2002, respectively. Property, plant and equipment consists of the following:

	As of December 31,
	2003	2002
Land	$163.6	$232.6
Buildings and leasehold improvements	967.9	1,135.0
Furniture, fixtures and equipment	555.1	446.4

	1,686.6	1,814.0
Accumulated depreciation	(448.0)	(311.4)

	$1,238.6	$1,502.6

Goodwill and Other Intangible Assets

        The Partnership's intangible assets, other than acquired film libraries, primarily include goodwill, copyrights, trademarks and multiple service operator agreements. These intangible assets are carried at the lower of cost, less applicable amortization, or fair value. Acquired film libraries are generally amortized on a straight-line basis over 20 years (Note 5). The Partnership does not record amortization on goodwill or indefinite lived intangible assets.

        The carrying amounts of intangible assets consists of the following:

	December 31,
	2003	2002
Identifiable Intangible Assets:
Indefinite-lived:
Universal trademarks and tradenames	$1,127.9	$1,211.5
USA Entertainment trade names	114.0	114.0
Multiple service operator agreements	884.1	884.1

	2,126.0	2,209.6
Intangible assets subject to amortization:
Multiple service operator agreements	96.5	96.5
Less accumulated amortization	(20.6)	(6.6)

	75.9	89.9

	$2,201.9	$2,299.5

	Year Ended December 31,
	2003	2002
Amortization expense	$14.0	$6.6

        Multiple service operator agreements for the Partnership's established cable channels (USA Network and Sci Fi Channel) are considered indefinite lived intangible assets. The Partnership's other cable channels with limited distribution (Trio and NewsWorld International) are considered intangible assets subject to amortization. These intangible assets are being amortized over useful lives ranging from 7 to 9 years. Amortization for each of the next five years is estimated to be $14.0 million annually.

        In accordance with SFAS No. 142, Goodwill and Other Intangible Assets the Partnership performs an annual impairment test for goodwill and indefinite lived intangible assets. Goodwill and intangible assets are allocated to various reporting units, which are either the operating segment or one reporting level below the operating segment. The Partnership's reporting units for purposes of applying the provisions of SFAS No. 142 include motion picture production and distribution, television production and distribution, cable networks and parks and resorts. SFAS No. 142 requires the Partnership to compare the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is potential impairment ("Step One"). If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill and intangible assets within the reporting unit is less than their carrying value ("Step Two"). If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized. Fair values for goodwill and intangible assets are determined based on discounted cash flows or other appraised values as appropriate.

        In accordance with the adoption of SFAS No. 142, the Partnership performed an impairment analysis of goodwill and indefinite-lived intangible assets as of January 1, 2002 and recorded impairment charges of $6,915.0 million related to recorded goodwill and $206.3 million related to trademarks. The Partnership performed its annual impairment analysis as of September 30, 2002. Due to the deterioration of the economy during 2002 and the continuing declines in the market values of entertainment businesses, additional goodwill and trademark impairment charges of $4,230.0 million and $93.2 million, respectively, were recognized for the year ended December 31, 2002.

        During 2003, the Partnership performed its annual impairment analysis as of September 30, 2003. Due mainly to continuing weakness in attendance at certain of theme parks, the Partnership recorded an impairment charge of $83.6 million related to recorded trademarks.

        The fair values of the reporting units used in the impairment analyses were determined by management with the assistance of an independent appraiser.

        The impairment charges by reporting units are as follows:

	Year ended December 31, 2003	Year ended December 31, 2002	At Adoption (January 1, 2002)
Reporting Unit:
Motion pictures	$—	$1,700.0	$6,978.1
Television	—	697.0	—
Cable television networks	—	1,833.0	—
Parks and resorts	83.6	93.2	143.2

	$83.6	$4,323.2	$7,121.3

        The changes in the carrying amount of goodwill are as follows for the years ended December 31:

	2003	2002
Balance at January 1	$6,620.0	$9,212.7
Goodwill acquired during the period	2.0	8,552.3
Goodwill impairment	—	(11,145.0)

Balance as of December 31	$6,622.0	$6,620.0

        The Partnership evaluates the recoverability of the carrying amount of its long-lived assets, excluding goodwill and indefinite lived intangible assets to be held and used. Such reviews are performed periodically or whenever events or changes in circumstances indicate full recoverability is questionable. The recoverable amount is defined by the net amount expected to be recovered from operating cash inflows less associated cash outflows arising from an asset's continued use and subsequent disposal.

        Assessment of any impairment would include a comparison of undiscounted estimated future cash flows anticipated to be generated during the remaining amortization period to the net carrying value. If the Partnership determines that an impairment has occurred, the measurement of the impairment will be equal to the excess of the carrying amount over fair value, which is typically measured as the amount of the discounted estimated future cash flows. During 2002, the Partnership recorded an impairment charge of $100.0 million in its Spencer Gifts retail business of which $60.0 million related to long-lived assets and $40.0 million related to other net assets. The impairment was based on a sales offer received in March 2003. Spencer Gifts was sold during 2003 (Note 3).

Advertising Costs

        The Partnership expenses advertising costs as incurred. Advertising expense recorded within cost of revenues was $956.1 million and $793.2 million in 2003 and 2002, respectively. Advertising expense recorded within selling, general and administrative expenses was $136.9 million and $122.4 million in 2003 and 2002, respectively.

Advertising Barter Transactions

        Barter transactions represent the exchange of commercial air-time for programming, merchandise or services. The transactions are recorded at the estimated fair market value of the asset or services received or given in accordance with Emerging Issues Task Force Issue No. 99-17, Accounting for Advertising Barter Transactions. Barter revenue was $86.0 million and $34.8 million in 2003 and 2002, respectively.

Income Taxes

        As a Delaware limited liability limited partnership, the Partnership is not subject to U.S. federal income taxation. As a result of being classified as a pass-through entity for U.S. federal and certain state tax purposes, the earnings and losses of the Partnership are included instead in the taxable income of the partners' federal and state income tax returns. The liability for any such income taxes is the responsibility of the partners. The Partnership is, however, subject to taxation by foreign jurisdictions through its foreign affiliates who are primarily not pass-through entities for tax purposes.

        Foreign income taxes are provided as if the Partnership was a separate legal entity under the provisions of the related tax jurisdictions. The Partnership accounts for income taxes under the asset and liability method prescribed by SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. SFAS No. 109 specifies an asset and liability approach, which requires the recognition of deferred foreign tax assets and liabilities for the expected future tax consequences of events which have been recognized in the Partnership's financial statements. Deferred tax assets and liabilities are measured using foreign statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date.

        In connection with the acquisition of the entertainment assets of IACI, there is a disagreement among the parties relating to the interpretation of the provision for tax distributions set forth in the Partnership agreement. IACI has advised VU and has publicly disclosed that it believes the Partnership is obligated, pursuant to the Partnership agreement, to make cash distributions after the close of each taxable year with respect to the taxable income of the Partnership allocated to IACI's preferred interests for such taxable year. VU has informed IACI that it does not intend to make such distributions for the taxable years ended December 31, 2003 and 2002. To date, the disagreement remains unresolved. VU believes that IACI's position is without merit.

Derivative Financial Instruments

        The Partnership accounts for derivative financial instruments based on the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires that the Partnership record all derivatives on the balance sheet at fair value. The Partnership recognizes changes in fair value of derivatives each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. The Partnership does not use financial instruments for trading or other speculative purposes.

        During March 2003, concurrent with closing of the securitization (Note 8), the Partnership entered into an interest rate swap agreement (notional amount of $600.0 million) to hedge against interest rate exposure on the floating rate debt. This swap is accounted for at fair value and, effective August 31, 2003, was designated as a hedge. As of the designation date, the fair value of the swap was an asset of $8.3 million and was recorded in other assets in the accompanying consolidated balance sheet. As of December 31, 2003, the fair value of the swap was a liability of $0.3 million. The decrease in fair value of the swap from August 31, 2003, of $8.6 million, has been recorded to other comprehensive income (loss), due to the swaps designation as a hedge. The amounts recorded in other comprehensive income will be reclassified into earnings over the period in which the related debt affects earnings, through 2009. During 2004, the Partnership expects to amortize approximately $2.1 million into earnings. Prior to the designation as a hedge, the Partnership recognized the change in fair value of the swap of approximately $8.3 million to other income. During 2003, ineffectiveness was not material.

        The Partnership has warrants to buy 575,825 shares of common stock of Digital Theater Systems, Inc. ("DTS") at an exercise price of $12.11. The warrants are exercisable through December 2007. The warrants include a provision allowing for net settlement whereby the Partnership will not be required to pay cash to exercise the warrant, rather the number of shares received will be calculated based on the fair market value of the stock on the exercise date. The Partnership has accounted for these warrant as derivatives in accordance with SFAS No. 133 and recorded a gain of $9.1 million during 2003 which was included in other income in the accompanying consolidated statements of operations. The fair value of the warrants was determined using the Black-Scholes option pricing model. The warrants had no value prior to 2003.

        The Partnership has certain investments in theme park attractions ("Joint Ventures") that are accounted for using the equity method of accounting. Several of these Joint Ventures have interest rate swap arrangements on long-term debt for the purpose of managing interest rate exposure. The interest rate swaps effectively convert the Joint Ventures' variable interest rates on a portion of the related long-term debt to fixed rates through December 2012 and minimize exposure to increases in interest rates. As of December 31, 2003 and 2002, the Partnership's proportionate share of the fair value of these interest rate swaps was a liability of $20.6 million and $33.3 million, respectively. The change in fair value has been recorded through other comprehensive income (loss), as a component of partners' capital.

Risk Management

        The Partnership has various exposures due to currency fluctuations arising in the normal operation of the business. VU, the Partnership's parent, enters into certain risk management strategies that are intended to mitigate these risks as well as other risks it faces as a result of transactions and currencies of its other subsidiaries and affiliates. The Partnership has reflected in these consolidated financial statements the effects of VU's hedging strategies to the extent they relate to a risk existing at the Partnership and where a specific derivative contract exists. The Partnership has not reflected in these consolidated financial statements the effect (if any) of derivative activity where VU adopts a comprehensive strategy, as it is not practicable to allocate the effects to the Partnership.

Capitalized Interest Costs

        The Partnership capitalizes interest on construction for its themed entertainment facilities and on theatrical and television productions in process. Interest cost incurred in 2003 and 2002 were $185.9 million and $61.1 million of which $43.6 million and $15.7 million were capitalized, respectively.

Stock Based Compensation

        The Partnership participates in the VU stock option plans and applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for stock options issued to employees or directors under the plans. Accordingly, no compensation cost has been recognized for grants to employees or directors. The Partnership does not intend to adopt the recognition provisions of SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, in regards to the expense recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

        The Partnership has adopted the disclosure-only provisions of SFAS No. 123 and will continue to use the intrinsic value-based method of accounting prescribed by APB No. 25. Had compensation expense for the stock option plans been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Partnership's consolidated operating results would have been adjusted to the pro forma amounts indicated below:

	2003	2002
Net income (loss), as reported	$466.6	$(11,187.2)
Stock-based employee compensation expense included in reported net income	17.9	23.7
Stock-based employee compensation expense determined under SFAS No. 123	(21.1)	(40.4)

Pro forma net income (loss)	$463.4	$(11,203.9)

        The pro forma disclosure above is not likely to be representative of the effects on reported net income (loss) for future years.

        The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the year ended December 31, 2002; (i) dividend yield of 0.0 percent; (ii) expected volatility of 60.0 percent; (iii) risk-free interest rate 5.0 percent; and (iv) an expected life of approximately 8 years. The weighted average fair value of options granted during the year ended December 31, 2002 was approximately $23.88. There were no options granted during 2003.

Environmental

        Liabilities are recorded when environmental assessments and/or remediation efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with completion of a feasibility study or the Partnership's commitment to a formal plan of action. The Partnership records the environmental liabilities in accordance with Statement of Position 96-1, Environmental Remediation Liabilities, which requires an accrual for the estimated costs of remediation and post remediation monitoring.

Comprehensive Income

        The Partnership computes comprehensive income (loss), which is reported in the accompanying consolidated statements of preferred interests, partners' capital and comprehensive income (loss), pursuant to SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for the reporting and display of comprehensive income and its components in financial statements and thereby reports a measure of all changes in equity of an enterprise that result from transactions and other economic events other than transactions with owners. Total comprehensive income (loss) for the Partnership includes net income (loss) and other comprehensive income (loss) items, including unrealized gains or losses on foreign exchange contracts, available-for-sale securities and interest rate swaps and foreign currency translation adjustments.

        The following summary sets forth the components of other comprehensive income (loss) and accumulated amounts in partners' capital:

	Foreign Exchange Contracts and Interest Rate Swaps	Foreign Currency Translation Adjustments	Available-for- Sale Securities
Balance, January 1, 2002	$(37.6)	$(2.0)	$—
Unrealized gain (loss)	4.3	(1.9)	—

Balance, December 31, 2002	(33.3)	(3.9)	—
Unrealized gain	4.1	18.7	28.4
Reclassification into earnings	—	—	(14.1)

Balance, December 31, 2003	$(29.2)	$14.8	$14.3

Recent Accounting Pronouncements

        In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003. The Partnership will adopt the provisions of FIN 46 effective January 1, 2004. The impact of adopting FIN 46 is not expected to be material.

        In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this statement did not have a material impact on the Partnership's consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The classification, measurement and disclosure provisions of this statement are effective for mandatorily redeemable financial instruments issued by public entities for the first interim period beginning after June 15, 2003. The Partnership has adopted the provisions of SFAS No. 150, effective July 1, 2003, which required the Partnership to reclassify $528.8 million of mandatorily redeemable preferred interests from partners' capital to borrowings in the accompanying consolidated balance sheets. In addition, the Partnership recorded a cumulative effect adjustment of $70.0 million in order to mark-to-market the preferred interests as of the date of adoption of SFAS No. 150.

Reclassification

        Certain reclassifications have been made to the 2002 consolidated financial statements to conform to the 2003 presentation.

3.    Significant Acquisitions and Dispositions

Discontinued Operations

        On March 18, 2003, the Partnership entered into an agreement for the sale of Spencer Gifts ("Spencer"). The terms of sale provide for the Partnership to (i) retain all but $5.8 million of cash held by Spencer prior to January 31, 2003 subject to a working capital calculation, as defined, and (ii) receive a minority ownership interest in a new company that will own and operate Spencer valued at $5.6 million which is carried on a cost basis. The Partnership will not have any significant involvement in the continuing operations of Spencer.

        On December 1, 2003, the Partnership sold Universal City Property Management III LLC            ("UCPM") which owned 1,700 acres of land for development purposes known as the Sand Lake Road Complex. The sale price was $65.0 million subject to a working capital calculation, as defined. The Partnership made no indemnities, representations or warranties nor assumed any post-closing obligations including environmental remediation obligations.

        The following represents the summary operating results and the gain on disposition of Spencer and UCPM presented as discontinued operations in the accompanying consolidated statements of operations:

	Year ended December 31,
	2003	2002
Net sales	$110.8	$438.6

(Loss) gain from operations	$(27.9)	$0.1

Net loss	$(29.1)	$(98.2)
Gain on disposition	18.3	—

Loss from discontinued operations	$(10.8)	$(98.2)

        The major classes of assets and liabilities of Spencer and UCPM are as follows as of December 31, 2002:

Current Assets:
Receivables	$5.6
Inventories	72.5
Other current assets	6.5

$84.6

Long-Term Assets
Land held for resale	$62.8
Other	6.0

$68.8

Current Liabilities—accounts payable and accrued liabilities	$55.7

Other obligations payable after one year	$61.6

Asset Sales

        During June 2003, the Partnership sold its interest in land, including improvements located thereon, for $23.8 million and recorded a loss of approximately $0.2 million, including selling costs of $0.9 million. The loss is included in net gain on sale of assets in the accompanying consolidated statements of operations.

        During July 2003, the Partnership sold its interest in land, including a hotel, parking garage and other improvements thereon, for $45.5 million and recorded a gain of $9.0 million. The gain is included in net gain on sale of assets in the accompanying consolidated statements of operations.

        During July 2003, the Partnership sold its interest in the land, including a building and other improvements located thereon, for $6.6 million and recorded a gain on the sale of approximately

$0.2 million. The gain is included in net gain on sale of assets in the accompanying consolidated statements of operations.

        During 2003, the Partnership sold its interest in certain investments and recorded a gain of $17.8 million which is included in net gain on sale of assets in the accompanying consolidated statements of operations.

        During June 2003, the Partnership sold it interest in land, including a building and other improvements thereon, and concurrently signed a lease agreement for a portion of the building's office space. The selling price of the land was $190.0 million, including selling costs of $5.5 million. The sale resulted in a deferred gain of approximately $22.3 million to be recognized as a reduction to rent expense over the term of the lease. During 2003, the Partnership recognized $1.3 million of the deferred gain.

4.    Contributed Capital and Related Party Transactions

Contributed Capital and Transactions with Affiliates

        VU and certain of its affiliates have provided a variety of services and working capital to the Partnership. The Partnership has also provided a variety of services to VU and certain of its affiliates. The principal transactions between VU, its affiliates and the Partnership include allocations of joint costs such as information technology, employee benefit plan expenses, insurance, rent and other shared services. These allocations of approximately $17.3 million and $9.7 million during 2003 and 2002, respectively, are included primarily in selling, general and administrative expenses in the consolidated statements of operations. Amounts payable related to these services as of December 31, 2003 and 2002 were $5.7 million and $16.4 million, respectively.

        In addition, VU funds the working capital requirements of its businesses based upon a centralized cash management system. Net cash transfers represent the net cash provided to fund the Partnership's operations. Net cash transfers and other non-cash transfers resulting from the contribution of Universal's businesses (Note 1) to the Partnership are reflected in the accompanying 2002 consolidated statement of preferred interests, partners' capital and comprehensive income (loss).

        On May 7, 2002, related party receivables and payables resulting from the above activities were contributed to the Partnership's capital. The on-going related party activities subsequent to May 7, 2002 have resulted in net amounts receivable by the Partnership of $796.8 million as of December 31, 2003 including the notes receivable and payable described in the following three paragraphs below. Pursuant to the loan agreement (Note 8), the Partnership's net intercompany indebtedness, as defined, may not exceed a specified limit.

        During 2002, the Partnership borrowed $271.2 million from VU, pursuant to a note payable, to finance a note receivable from Cinema International Corporation of $255.2 million and a restricted cash balance of $16.0 million. The notes are due December 31, 2004 and bear interest at a defined reference rate (2.1 percent as of December 31, 2003). The balance of the note payable was $18.4 million and $271.2 million as of December 31, 2003 and 2002, respectively.

        During May 2002, the Partnership converted $1,084.6 million of outstanding amounts payable to affiliates of VU into formalized promissory notes. The notes are due at the earlier of demand or April 30, 2012 and bear interest at the "Short-Term Adjusted Applicable Federal Rate" rate as promulgated by the Internal Revenue Service. Notes payable, including interest, as of December 31, 2003 and 2002 were $1,153.8 million and $1,132.1 million, respectively. The notes payable are offset against notes receivable from affiliates of VU in equal amounts and the terms of the notes receivable are identical to the terms of the notes payable. Interest expense incurred during 2003 and 2002 was $41.5 million and $23.4 million, respectively, which is offset by interest income of equal amounts.

        During May 2002, a subsidiary of the Partnership issued 52,500 shares of redeemable preferred stock with a liquidation value of CAN$52.5 million (approximately $33.7 million) to an affiliate of Universal in exchange for a note receivable of the same amount from another affiliate of Universal. The liquidation value of the preferred shares approximates fair value. The preferred shares have a par value of CAN$1,000.0 per share, carry a 6.8 percent cumulative dividend that is payable quarterly, are redeemable at any time and carry no voting rights. The preferred shares may be put to the Partnership at the liquidation value in the event that the Partnership's subsidiary is unable to redeem the shares. The related note receivable has similar terms as the preferred shares and is due upon redemption of the preferred shares. The note receivable has been included in amounts due to from affiliates, net in the consolidated balance sheets.

        The Partnership has related party activities primarily for co-production, licensing and distribution that are settled in the normal course of business. Revenues recognized during 2003 and 2002 related to these activities were approximately $14.3 million and $9.8 million, respectively. Receivables related to these activities as of December 31, 2003 and 2002 were approximately $9.6 million and $22.3 million, respectively. Payables related to these activities, primarily for cash collected on behalf of affiliates, as of December 31, 2003 and 2002 were approximately $56.3 million and $0.7 million, respectively.

Transactions with IACI

        Prior to May 7, 2002, the Partnership had various arrangements with IACI under which the Partnership earned fees and incurred costs. These arrangements are summarized below:

        The Partnership provided certain support services to IACI under a Transition Services agreement. These services included use of pre-production, production and post-production facilities, information technology services, physical distribution, contract administration, legal services and office space. The Partnership recognized $3.2 million during the period from January 1, 2002 to May 6, 2002 for these services.

        The Partnership and IACI had an International Television Distribution Agreement under which all programming owned or controlled by IACI outside of the United States was distributed by the Partnership. The Partnership earned a 10.0 percent distribution fee for these services. Additionally, the Partnership licensed certain television programming to IACI to be aired on its cable channels. The Partnership earned $9.7 million during the period from January 1, 2002 to May 6, 2002 for providing these services. The Partnership and IACI also had a Domestic Television Distribution Agreement under which IACI distributed certain of the Partnership's programming in the United States. The Partnership incurred fees of $0.5 million during the period from January 1, 2002 to May 6, 2002 for these services.

        Under an agreement covering approximately 50 of the Partnership's films, IACI earned a distribution fee for the distribution of these films in the United States. IACI was responsible for the collection and remitting the net amount, after its fee, to the Partnership, except for amounts applied against the advance of fees initially given to the Partnership. An affiliate of the Partnership provided certain fulfillment services on behalf of IACI in the United States and Canadian home video markets. Beginning January 1, 2002, the Partnership replaced the affiliate in providing these services. The Partnership incurred fees of $6.8 million during the period from January 1, 2002 to May 6, 2002 for these services.

        The Partnership had several other arrangements with IACI for the purchase of advertising time and the licensing of certain properties for merchandising. The Partnership incurred fees of $0.5 million during the period from January 1, 2002 to May 6, 2002 for these services.

Other Related Party Transactions

        The Partnership has equity investments in certain companies that operate theme parks for which it provides operational management services and pay television channels for which it licenses film product. The Partnership earns management fees for operating the theme parks and license fees for the licensing of its film product. The Partnership includes management and license fees in revenues and eliminates intercompany profit. During the years ended December 31, 2003 and 2002, the Partnership included approximately $60.8 million and $68.7 million, respectively, of these fees in revenues. In addition, the Partnership has deferred recognition of management fees earned of $68.8 million and $51.1 million as of December 31, 2003 and 2002, respectively, as collection is not reasonably assured. When the uncertainties regarding collectibility are resolved, the Partnership could recognize revenues up to the deferred amount or the portion considered collectible.

        As of December 31, 2003 and 2002, the Partnership had receivables of approximately $360.9 million and $356.3 million, respectively, primarily from companies which it has an ownership interest. The long-term portion of these receivables of approximately $294.4 million and $277.0 million as of December 31, 2003 and 2002, respectively, bear interest at rates up to 10.0 percent and are due no later than December 31, 2025. As of December 31, 2003 and 2002, the Partnership had payables of approximately $32.5 million and $73.4 million, respectively, to companies which it has an ownership interest. The long-term portion of these payables of approximately $0 and $49.6 million as of December 31, 2003 and 2002, respectively, bear interest at LIBOR plus 0.3 percent and are due upon the mutual agreement of the parties. Interest income and expense after intercompany eliminations during 2003 and 2002 were immaterial.

        As of December 31, 2003 and 2002, the Partnership had loans to directors, officers and employees of approximately $26.2 million and $25.9 million, respectively. The loans bear interest at rates up to approximately 5.2 percent and are generally due upon termination of the director, officer or employee. The loans are secured by certain holdings of common stock, stock options and a deed of trust. Interest income recognized on these loans during 2003 and 2002 was approximately $0.7 million and $0.8 million, respectively.

5.    Film, Television and Program Costs

	As of December 31,
	2003	2002
Theatrical film costs:
Released, less amortization	$1,190.4	$1,143.0
Completed, not released	64.5	16.3
In-production	484.7	627.5
In development	18.8	18.2

	1,758.4	1,805.0

Television costs:
Released, less amortization	528.4	474.0
Completed, not released	22.2	21.4
In-production	20.9	51.4
In development	—	1.4

	571.5	548.2

Program costs, less amortization:
Current	224.7	248.2
Noncurrent	248.1	312.3

	472.8	560.5

Total	2,802.7	2,913.7
Less current portion	224.7	248.2

	$2,578.0	$2,665.5

        Based on management's total gross revenue estimates as of December 31, 2003, approximately 53.0 percent of completed and unamortized film and television costs (excluding amounts allocated to acquired libraries) are expected to be amortized during 2004, approximately 72.0 percent by December 31, 2005, approximately 82.0 percent by December 31, 2006. Amortization of acquired film libraries was $40.3 million in 2003 and 2002 and is included in depreciation and amortization expense in the accompanying consolidated statements of operations. As of December 31, 2003, the Partnership estimated that approximately $659.0 million of accrued participation and residual liabilities will be payable in 2004.

6.    Restructuring Charge

        During 2002, the Partnership developed and committed to a formal restructuring plan that was communicated to employees to restructure its on-line shopping and filmed entertainment operations. Costs related to this plan, mainly for involuntary terminations of certain employees, of approximately $15.0 million were recognized as an expense. This expense is included in selling, general and administrative expenses in the 2002 accompanying consolidated statement of operations. The accrued balance of $8.3 million as of December 31, 2002 was paid in 2003 in accordance with contractual payment schedules with the terminated employees.

7.    Investments

        The Partnership has a number of investments in unconsolidated companies that are 50.0 percent or less owned that are accounted for using the equity method. The filmed entertainment business's equity investments include (i) Cinema International Corporation and United Cinemas International (collectively, "CIC/UCI"), both engaged in theatrical exhibition of motion pictures in territories outside the U.S. and Canada (49.0 percent owned); (ii) an equity investment in the Sundance Channel LLC ("Sundance," 50.0 percent owned); and (iii) several other equity investments primarily related to international television networks. Significant theme parks and entertainment centers and other business investments include (i) Universal City Development Partners, Ltd. ("UCDP") (50.0 percent owned), which owns two themed tourist attractions and an entertainment complex (Universal Orlando, Universal Studios—Islands of Adventure, and CityWalk), as well as a 25.0 percent interest in three adjacent hotels; (ii) Universal Studios Japan Co., Ltd., which owns a motion picture themed tourist attraction and commercial real estate in Osaka, Japan (24.0 percent owned); (iii) Universal Studios Mediterranea, a theme park located in Spain (37.0 percent owned); and (iv) several other smaller equity investments.

        During 2003 the Partnership recorded an impairment charge, related to unconsolidated companies, of $126.6 million mainly due to continuing weakness in the international parks business. The impairment was based on an analysis performed by an independent appraiser as of September 30, 2003.

        The Partnership's carrying amount of its equity investments is as follows as of December 31:

	2003	2002
Equity method investments:
Universal City Development Partners, Ltd.	$455.3	$457.5
Sundance Channel LLC	177.8	160.3
Cinema International Corporation/United Cinemas International	121.1	160.0
Universal Studios Mediterranea	8.1	85.7
Universal Studios Japan	—	52.6
Other	52.0	66.6

Total equity investments	$814.3	$982.7

        In accordance with the Sundance Limited Liability Company Agreement (the "LLC Agreement"), future net income will be allocated 100 percent to the Partnership until such time that certain prior accumulated losses have been recovered, as defined in the LLC Agreement.

        The Partnership has a loan receivable from Sundance. The loan bears interest at 10.0 percent. Principal and interest on the loan are payable on a quarterly basis to the extent of specified excess cash as defined in the loan agreement. On an annual basis, any accrued and unpaid interest is added to the principal balance of the loan. Unless repaid earlier, all outstanding principal and interest is payable in-full on December 31, 2025. As of December 31, 2003 and 2002 the balance of the loan was $48.4 million and $48.6 million, respectively, and is included in investments in unconsolidated companies in the accompanying consolidated balance sheets. Interest income related to the loan was $4.8 million and $3.9 million during 2003 and 2002, respectively.

        In December 2002, the Partnership loaned $255.2 million to CIC to assist it with the partial repayment of its bank debt. The loans are unsecured, due December 31, 2004 and bear interest at certain reference rates ranging up to 4.7 percent at December 31, 2003. Due to the uncertain financial condition of CIC, the Partnership provided an allowance against these loans and recorded an impairment charge of $77.9 million as of December 31, 2002. In connection with the loans, the Partnership deposited $16.0 million with an intermediary bank as cash collateral, to guarantee certain operating leases of CIC. The balance of the restricted cash as of December 31, 2003 and 2002 was $18.3 million and $16.0 million, respectively, and is included in other assets in the accompanying consolidated balance sheets. The loans, net of the allowance, are included in the CIC investment balance.

        The Partnership owns shares of common stock of DTS. The investment is treated as available-for-sale and adjusted to fair value through other comprehensive income (loss) until realized. During 2003, the Partnership sold a portion of this investment for cash of $14.1 million. As of December 31, 2003, the aggregate fair value of the investment was $14.3 million. The investment had no value as of December 31, 2002.

        Included in the carrying amount of equity investments in unconsolidated companies is goodwill, net of accumulated amortization, of approximately $143.7 million and $211.3 million as of December 31, 2003 and 2002, respectively.

        Summarized combined financial information for the Partnership's equity method investments, before the incremental goodwill recognized by the Partnership in its carrying amount of investments derived from investee's unaudited historical financial results, is as follows:

	As of December 31,
	2003	2002
Current assets	$815.2	$1,010.4
Noncurrent assets	4,952.5	4,955.9
Current liabilities	1,200.2	1,203.6
Noncurrent liabilities	3,356.0	3,288.2
	Year Ended December 31,
	2003	2002
Revenues	$2,588.3	$2,589.3
Operating loss	(45.3)	(49.0)
Net loss	(166.8)	(170.0)

        The carrying value of cost method investments was $160.9 million and $137.9 million as of December 31, 2003 and 2002, respectively. These amounts are included in other assets in the accompanying consolidated balance sheets.

8.    Borrowings

        Borrowings consist of the following as of December 31, 2003:

Securitization	$750.0
Loan agreement	920.0
Mandatorily redeemable preferred stock	618.7

$2,288.7

Bridge Loan

        During May 2002, the Partnership borrowed approximately $1,620.0 million under a Bridge Loan (the "Bridge Loan") from a syndication of several banks. The funds from the Bridge Loan were used to finance the cash portion of the IACI acquisition (Note 1). The Bridge Loan was repaid in-full during 2003.

Securitization

        During March 2003, the Partnership entered into a six-year $950.0 million revolving credit facility, of which $750.0 million was borrowed at the time of closing. Amounts borrowed under the securitization are secured by the gross receipts from the distribution of certain films (those released since 1996) in the domestic home video and television markets. Borrowing availability is determined by a formula based on the collateral's underlying value. After three years, eligible borrowings are reduced by 33.3 percent annually. The transaction was facilitated through a newly formed special purpose vehicle that is wholly-owned by VUE.

        Interest on amounts borrowed under the securitization is paid monthly, including an insurance premium and program fee totaling 1.8 percent, per annum, on outstanding balances and a commitment fee of 0.5 percent, per annum, on any undrawn availability. As of December 31, 2003, the Partnership had accrued interest payable of $3.4 million, which was included in accounts payable and accrued liabilities. Certain prepayment penalties apply, ranging from 10 to 30 basis points, if repaid within three years. At the time of close, an interest rate swap agreement was entered into whereby the interest rate on 80.0 percent (or $600 million) of the indebtedness was fixed at 4.8 percent. The swap agreement is based on LIBOR and is settled monthly.

        The Partnership incurred $27.1 million of direct transaction costs related to the securitization, of which $7.6 million and $13.5 million remain in prepaid expenses and other assets, respectively, as of December 31, 2003.

Loan Agreement

        During the second quarter of 2003, the Partnership closed a five-year term loan in the amount of $920.0 million. In years two, three and four, quarterly principal payments of 0.3 percent are due; and the balance is due in four equal quarterly payments during year five. Interest is due upon maturity of each fixed interest period (generally one to three months) at either LIBOR plus 2.8 percent or an amount equal to the greater of a) the prime rate or b) the federal funds effective rate plus 1/2 of

1 percent, plus 1.8 percent. As of December 31, 2003, the Partnership had accrued interest payable of $4.8 million, which was included in accounts payable and accrued liabilities.

        The loan is secured by substantially all the assets of the Partnership. Net proceeds from future indebtedness, issuance of equities, or sale of assets, as defined in the loan agreement must be used to repay the loan. The loan also requires the Partnership to comply with certain restrictions and financial covenants as defined in the loan agreement. As of December 31, 2003, the Partnership is in compliance with these covenants.

        The Partnership incurred approximately $18.8 million of direct transaction costs related to the loan agreement, of which $3.8 million and $13.2 million remain in prepaid expenses and other assets, respectively, as of December 31, 2003.

Mandatorily Redeemable Preferred Stock

        On May 7, 2002, the Partnership issued a $750.0 million face value class A preferred interest. The class A preferred interest is mandatorily redeemable in cash in May 2022 at the liquidation value which is equal to face value plus the annual accretion of the 5.0 percent paid-in-kind dividend. In addition, during May 2002 the Partnership obtained an independent appraisal of the class A preferred interest totaling $468.4 million. The resulting discount, based on the valuation, on the class A preferred interest will accrete each period until maturity using the effective interest rate method. The class A preferred interest will also accrue a paid-in-kind dividend each period at the rate of 5.0 percent of the face value per annum. As of December 31, 2003, due to the adoption of SFAS No. 150 (Note 2), the balance of the class A preferred interest of $618.7 million is included in borrowings in the accompanying consolidated balance sheet.

        The scheduled future repayment of outstanding borrowings is as follows as of December 31, 2003:

2004	$4.6
2005	9.2
2006	9.2
2007	450.8
2008	446.2
Thereafter	1,368.7

$2,288.7

9.    Partners' Capital

Common Interests

        Partners' capital is comprised of common interests as follows:

Common Interest:	Participation Percentages
Universal and affiliates	93.1
IACI	5.4
Diller and assignees ("Diller")	1.5

100.0

Preferred Interests

        The Partnership has preferred interests as follows:

		Dividend Rates
Preferred Interests:	Face Value
		Paid-in-Kind	Cash
Class A	$750.0	5.0%	0.0%
Class B	$1,750.0	1.4%	3.6%

        The preferred B interest is callable and puttable after 20 years, to be settled by VU at liquidation value with a maximum of 43.2 million shares of IACI common stock and 13.4 million shares of IACI class B common stock (for a total of 56.6 million IACI common shares). However, VU may substitute cash in lieu of shares of IACI common stock (but not IACI class B common stock) at its election. Liquidation value equals the face value plus the annual accretion of the 1.4 percent paid-in-kind dividend subject to the limitations above. The Partnership obtained an independent appraisal of the preferred B interest of $1,600.0 million and the related put/call feature of $(355.0) million at May 7, 2002. The discount on the preferred B interests will accrete each period until called or put using the effective interest rate method. The preferred B will also accrue a paid-in-kind dividend each period at the rate of 1.4 percent of the face value per annum.

        The consent of the parties who hold the majority of the aggregate amount of a class of preferred interests shall be required for any amendment, alteration or repeal of the provisions of the Partnership agreement that would have an adverse effect on the rights of such class or that would be materially adverse to the rights of such parties under the Partnership agreement.

Allocation of Net Income (Loss)

        Under the Partnership agreement, net loss shall be allocated first, to the partners to the extent of their capital accounts; second, to the holders of the preferred interests to the extent of their capital accounts; and third, to the holders of common interests in accordance with their participation percentages. These allocations will be provided in the order above on a pro rata basis.

        Under the Partnership agreement, net income shall be allocated first, to the holders of the preferred interests to recover any losses; second, to the holders of the preferred interests until the aggregate amount allocated equals a return of 5.0 percent per annum on the face value of their preferred interest; third, to the holders of common interests to recover any losses previously allocated to them; and fourth, to the partners in accordance with their participation percentages above. These allocations will be provided in the order above on a pro rata basis.

        Special allocations may be made to provide for certain income tax treatments, as defined, to the partners pursuant to the Partnership agreement.

Voting Rights

        Universal has the exclusive right to manage the affairs of the Partnership, appoint the chief executive officer and the board of directors. IACI and Mr. Diller do not have voting rights but they have consent rights that may block or limit certain transactions, as defined.

Distributions

        The Partnership shall make cumulative preferential cash distributions to holders of the class B preferred interests at a rate of 3.6 percent per annum of the face value. Distributions shall be payable quarterly on the last business day of each calendar quarter.

        The Partnership shall make cash distributions to each partner as soon as practicable after the close of each taxable year in an amount equal to the product of (a) the amount of taxable income allocated to such partner for such taxable year reduced by the amount of taxable loss allocated to such partner for all prior taxable years, and, (b) the highest aggregate marginal statutory income tax rates applicable to any partner.

        The Partnership may make cash distributions to holders of common interests based on their respective participation percentages, however, no distributions may be made unless all past due distributions on the preferred interests have been made. These distributions are subject to restrictions under the credit agreement (Note 8) such that no distributions are allowed so long as borrowings under the credit agreement are outstanding.

        During June 2002, a financial institution put certain redeemable preferred shares to Universal for the liquidation value of $200.0 million plus accrued dividends and other costs of $1.4 million. Universal redeemed these preferred shares on behalf of the Partnership in exchange for the extinguishment of a $200.0 million note payable to the Partnership. Interest expense recorded on the preferred shares was $5.4 million during 2002.

10.    Stock Options

        The Partnership participates in the VU stock option plans. Under VU's stock option plans, options may be granted to purchase common shares of VU at not less than the fair market value of the shares on the date of the grant. Stock options become exercisable three to five years from the date of grant and expire between 8 and 10 years. In connection with VUE's acquisition of IACI's entertainment assets on May 7, 2002 (Note 1), 6,190,300 outstanding IACI stock options were replaced with 6,430,607 options to acquire shares of VU common stock. This replacement grant was designed to preserve the existing intrinsic value or spread (positive or negative) in the terminated stock options. Accordingly, the Partnership recognized deferred compensation of $12.5 million at May 7, 2002. The deferred compensation will be amortized over the remaining vesting period of the stock options.

        Effective May 9, 2002, VU declared a stock dividend of approximately 3.1 percent for holders of record on that date. In order to maintain the intrinsic value of employee stock options, VU made a related adjustment to the outstanding stock options as well. As the intrinsic value of the options did not change, no accounting consequence resulted.

        Transactions involving stock options are as follows:

	Number of Stock Options	Weighted- Average Exercise Price
Balance, January 1, 2001	7,194,837	$56.94
Granted	1,639,316	35.13
Replacement of IACI options	6,430,607	21.52
Exercised	(41,068)	41.57
Forfeitures	(1,232,019)	46.12
Adjustment for VU stock dividend	397,390	37.60

Balance, December 31, 2002	14,389,063	38.11
Exercised	(190,024)	15.28
Forfeitures	(676,512)	34.43

Balance, December 31, 2003	13,522,527	$38.55

        There were 10,900 options which expired during 2003. No options expired during 2002.

        The following table summarizes information concerning currently outstanding and exercisable stock options as of December 31, 2003:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of Stock Options	Weighted- Average Life (Years)	Weighted- Average Exercise Price	Number of Stock Options	Weighted- Average Exercise Price
$0 to $20	3,049,191	6	$16.53	2,375,267	$16.80
$20 to $30	2,871,847	8	23.78	2,231,376	24.14
$30 to $40	282,971	8	33.05	114,472	33.68
$40 to $50	4,249,753	4	44.29	2,817,190	44.00
$50 to $60	765,237	5	57.75	754,845	57.83
Over $60	2,303,528	5	69.80	2,120,280	68.71

	13,522,527	6	$38.55	10,413,430	$39.46

        As of December 31, 2002 there were 8,835,000 stock options exercisable at a weighted-average exercise price of $42.38.

        In August 1995 (as amended in January 2000), affiliates of a predecessor of the Partnership granted an executive officer an option to acquire 0.2 percent of their shares, subject to adjustment for certain changes in their capital structure and other extraordinary events. This option vests over a ten-year period commencing 1995 and is exercisable by the officer in full for approximately $24.9 million. In connection with the acquisition of Seagram by VU on December 8, 2000, the Partnership allocated deferred compensation of $22.9 million, which represents the intrinsic value of the unvested portion of the option. Deferred compensation is being amortized over the remaining vesting period of the option.

        A total of $9.7 million and $17.0 million was recognized as amortization of deferred compensation expense in 2003 and 2002, respectively, related to (i) VUE's acquisition of IACI's entertainment assets in 2002 (ii) VU's acquisition of Seagram in 2000, and (iii) the executive officer option.

11.    Income Taxes

        The Partnership's tax liability balance, which primarily consists of foreign taxes, as of December 31, 2003 and 2002 was $69.4 million and $56.4 million, respectively. The Partnership, for U.S. federal and state income tax purposes, had no net operating loss or tax credit carryforwards. Under SFAS No. 109, normally a deferred tax asset is established for the tax benefits of existing and acquired operating loss and tax credit carryforwards and other deductible temporary differences. Any net operating loss or tax credit carryforwards incurred in connection with the Partnership's businesses from periods prior to its formation remain with the respective partners who incurred them. Any domestic deductible temporary differences will be passed through to the Partnership's partners who will be responsible for paying any related income taxes. No deferred tax assets have been recorded for any net operating loss or tax credit carryforwards incurred by any of the Partnership's foreign affiliates as such amounts are immaterial.

        The provision for income taxes, which primarily consists of current foreign taxes, for the years ended December 31, 2003 and 2002 was $153.0 million and $86.5 million, respectively. Foreign taxes arise from the imposition of foreign taxes on the earnings of the Partnership's foreign affiliates and from the imposition of foreign withholding taxes on certain foreign remittances to the Partnership. Income attributable to foreign operations was $424.1 million and $129.2 million in 2003 and 2002, respectively.

        VU and IACI have agreed to indemnify the Partnership and hold it harmless for certain taxes arising from and attributable to prior periods before the formation of the Partnership. If either party were to be unable to perform under these tax indemnification obligations, a resulting liability may be incurred by the Partnership.

12.    Details of Certain Consolidated Balance Sheet Accounts

	As of December 31,
	2003	2002
Accounts payable and accrued liabilities:
Accounts payable	$136.6	$46.8
Accrued expenses	751.7	763.3
Accrued compensation	195.6	138.9
Deferred revenue	215.7	205.3

	$1,299.6	$1,154.3

Other long-term obligations:
Accrued compensation	$149.0	$129.2
Deferred revenue	194.6	170.2
Other	83.8	159.4

	$427.4	$458.8

Accrued participations and residuals:
Participations	$995.5	$999.7
Residuals	314.5	282.9

	$1,310.0	$1,282.6

13.    Environmental

        In December 1998, the Partnership purchased certain real property of which a portion required remediation in order to clean up pre-existing contamination left by a military contractor (the "Contractor"). During most of calendar year 2003, the Partnership continued remediation efforts in compliance with applicable requirements, including various conditions specified in permits issued by federal and state regulatory agencies. During December 2003, the Partnership sold its interests in the property. As a part of this transaction, the purchaser assumed all on-going and remaining remediation obligations and provided the Partnership with a broad indemnification relative to historical environmental conditions at the property. In addition, the Contractor continues to indemnify the Partnership against any off-site contamination and allegations of third party claims related to prior use of the property. The Partnership originally estimated its total remediation costs associated with the property on an undiscounted basis to be approximately $42.0 million and recorded a related liability upon acquisition. As of December 2003, the Partnership had expended approximately $28.0 million in total remediation expenses. Based on the terms of the sale, the Partnership does not anticipate any future environmental expenditures associated with this property.

14.    Benefit Plans

        The Partnership participates in various multiemployer defined benefit and defined contribution pension plans under union and industry agreements. These plans include substantially all participating production employees covered under various collective bargaining agreements. Pension expense for these plans during 2003 and 2002 was $10.4 million and $11.1 million respectively. Information from the plans' administrators is not sufficient to permit the Partnership to determine its share of unfunded vested benefits, if any.

        The Partnership has two retirement account plans covering certain domestic employees for which the Partnership makes voluntary contributions on behalf of the employees based on age and eligible earnings. Employees become fully vested after five years of service with the Partnership. The Partnership also has various 401(k) plans that allows employees to contribute up to 17.0 percent of their compensation. The Partnership matches employee 401(k) contributions up to 6.0 percent of eligible compensation. The employee vests 20.0 percent each year in the Partnership's matching contributions. Expense for these plans during 2003 and 2002 was $26.5 million and $17.1 million, respectively.

        The Partnership has an unfunded postretirement benefit plan covering other domestic and foreign employees of various subsidiary companies. Information regarding the Partnership's unfunded postretirement benefit plan is as follows:

	2003	2002
Accrued benefit obligation recognized in the balance sheet	$27.8	$31.1
Weighted-average assumptions as of December 31:
Discount rate	6.0%	6.5%

        For measurement purposes, a 13.0 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004. The rate was assumed to decrease gradually to 5.0 percent for 2011 and remain at that level thereafter.

	2003	2002
Benefit cost	$2.1	$2.2
Employer contribution	1.8	2.7
Plan participant's contributions	—	—
Benefits paid	1.8	2.7

        The Partnership has several other defined benefit and defined contribution plans covering other domestic and foreign employees of various subsidiary companies. Expense for these plans during 2003 and 2002 was $9.0 million and $5.1 million, respectively.

        The Partnership has a severance plan known as the Supplemental Severance Pay Program of Universal Studios, Inc. Pursuant to the plan, eligible employees are entitled to certain severance and insurance benefits which are based on years of service and other factors, at the time of employment termination, as defined by the plan.

15.    Commitments and Contingencies

        The Partnership occupies facilities and rents equipment under operating lease agreements, which expire at various dates through May 2018. Certain of these leases contain rent increases, at defined rental amounts, and contain renewal options for periods of five- or six-year increments (maximum 25 years). Certain facility lease agreements provide for payment of taxes, insurance and maintenance.

Total rent expense during 2003 and 2002 was $30.1 million and $18.4 million, respectively. Total sublease income during 2003 was $1.5 million.

        Future minimum annual lease payments under the terms of the operating leases are as follows as of December 31, 2003:

	Facilities	Other	Subleases	Total
2004	$26.2	$8.3	$(3.6)	$30.9
2005	21.9	3.9	(3.6)	22.2
2006	18.9	1.8	(3.6)	17.1
2007	18.4	1.5	(3.6)	16.3
2008	15.8	1.3	(1.6)	15.5
Thereafter	54.6	0.4	—	55.0

	$155.8	$17.2	$(16.0)	$157.0

        As of December 31, 2003, the Partnership had the following liabilities and commitments extending through March 2010 associated with its program rights. Liabilities for program rights represent future payments to be made under program contract agreements. Commitments for program rights consist of programs for which the license period has not yet begun or the program is not yet available to air.

	Program Rights
	Liabilities	Commitments
2004	$168.9	$153.5
2005	100.8	132.5
2006	52.7	122.0
2007	28.2	144.0
2008	13.3	128.4
Thereafter	12.6	87.9

	376.5	$768.3

Less interest	29.3

Present value	347.2
Less current portion	155.0

	$192.2

        The Partnership has other operating commitments as follows as of December 31, 2003:

	Artist and Writers	Employment Contracts	Other	Total
2004	$425.5	$113.3	$74.0	$612.8
2005	37.4	63.4	—	100.8
2006	24.4	25.2	17.2	66.8
2007	17.5	9.5	—	27.0
2008	17.5	2.2	—	19.7
Thereafter	—	1.8	—	1.8

	$522.3	$215.4	$91.2	$828.9

        The Partnership has operating lease guarantees of approximately $151.7 million that extend through December 2027 in connection with the multiplex cinemas of CIC/UCI, an equity method investment.

        In October 2003, the Partnership amended its existing distribution agreements with DreamWorks SKG ("DreamWorks") extending the agreement through December 2010. The amendment of the distribution agreements requires the Partnership to make an animation advance to DreamWorks in the amount of $75.0 million. Upon execution of the amended agreement the Partnership was required to pay half of the animation advance or $37.5 million. The remaining $37.5 million is to be paid during the first quarter of 2004.

        In connection with its 20.0 percent equity investment in MovieLink, a joint venture formed in February 2001 to provide film programming via the internet, VUE has committed to make capital contributions up to $30.0 million and may be obligated to fund payment obligations of MovieLink with respect to certain intellectual property liabilities in excess of $30.0 million. As of December 31, 2003 VUE has contributed $14.9 million and expects to contribute the remaining $15.1 million over the next several years pursuant to future capital calls that may be made from time to time. As MovieLink has only been operating since 2001, there is no assurance that the outstanding capital contributions will be sufficient to fund future operations. Due to the operating history of MovieLink, the investment balance has been written down to zero.

        In connection with its affiliation with United International Pictures B.V., VUE has joint and several liability for obligations of UIP including a $15.0 million working capital facility with Bank of America and a separate £3.0 million facility with National Westminster Bank plc.

        In connection with the equity investment in Port Aventura Hotel, the Partnership has a commitment to infuse all earned management fees as capital in the venture until such time that the hotel is profitable.

        UCDP has a consulting agreement (the "Consulting Agreement") with a consultant under which UCDP pays a fee equal to a percentage of UCDP's gross revenues for consulting services in connection with the attractions and certain other facilities owned by UCDP. Under the terms of the Consulting Agreement, the consultant is also entitled to a fee based on a percentage of gross revenues of comparable projects, which are gated motion picture and/or television themed attractions owned or operated, in whole or in part, by UCDP, or any of UCDP's partners or any of their affiliates, other than in Universal City, California. At present, the only theme park which is a comparable project under the Consulting Agreement is Universal Studios Japan. The Partnership has guaranteed certain obligations under the Consulting Agreement for the benefit of the consultant. During the consultant's lifetime, he or UCDP can annually extend his obligation to render consulting services. If that obligation terminates, UCDP's right to use his name as a consultant, and his obligation not to provide services to any other theme park, will terminate three years later, although his right to fees under the Consulting Agreement will continue until a park which is covered by the agreement is closed. Starting in 2010, the Consultant has the right to terminate the periodic payments under the Consulting Agreement and receive instead one payment equal to the fair market value of his interest in the Orlando park and certain comparable projects. If the parties cannot agree on the fair market value, the fair market value will be determined by binding appraisal by two national public accounting firms. Total consulting fees incurred during 2003 and 2002 were $29.5 million and $30.2 million, respectively.

        The Partnership is involved in various lawsuits, claims and inquiries. Management and its legal counsel believe that the resolution of these matters will not have a material adverse effect on the consolidated financial position of the Partnership or the consolidated results of its operations.

QuickLinks

  Exhibit 99.3
Vivendi Universal Entertainment LLLP Consolidated Financial Statements Years ended December 31, 2003 and 2002 Table of Contents
Report of Independent Auditors
Vivendi Universal Entertainment LLLP Consolidated Balance Sheets (In thousands, except share data)
Vivendi Universal Entertainment LLLP Consolidated Statements of Operations (In thousands)
Vivendi Universal Entertainment LLLP Consolidated Statements of Cash Flows (In thousands)
Vivendi Universal Entertainment LLLP Notes to Consolidated Financial Statements (Tabular data in millions, except share and per share data)